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APPROXIMATE LOCATION

Map data ©2020 INEGI
Island Scoops

Ice Cream Shop

Anna Maria Island, FL 34217
Opening hours unavailable
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THE PITCH
Island Scoops is seeking investment to fund strategic growth initiatives.
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8 for the next $50,000 invested.
FLORIDA'S BEST HOME MADE ICE CREAM

All of our Locally Made Ice Creams are hand mixed and churned in batch freezers. Our Ice Creams and Sorbets are made from quality all-natural ingredients, locally sourcing products whenever possible, and many of our ice cream inclusions are made from scratch in our facility. Our goal at Island Scoops is to continue to provide the best of the best. Locals and vacationers return year after year to enjoy Florida's best homemade Ice Cream.

Sundaes, Milkshakes and Malts
Ice Cream Nachos
Ice Cream Cones, Bowls and Flights
Delicious Baked Goods

SUNSET VIEWS ON ANNA MARIA ISLAND
Island Scoops is located on Bradenton Beach, on the south end of Anna Maria Island. Island Scoops is a family owned and operated Ice Cream and Coastal Gift Shoppe on Anna Maria Island featuring 32 flavors of Sarasota's own Big Olaf Ice Cream and Lickity Splits Ice Cream from Lakewood Ranch. Come in and enjoy the biggest scoops on the island! Treat yourself to a scoop while watching the most beautiful sunset view on the island nightly. We are located directly across from Bradenton Beach.

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INTRODUCING 'ISLAND DONUT SHOP'

We recently opened our new concept, Island Donut Company. Located on Bridge Street in Historic Downtown Anna Maria Island, this unique shop gets lots of foot traffic and offers made-to-order donuts with a variety of specialty coffees at our coffee counter.

Donuts freshly made every day
Choose your donut style, flavor and toppings right at the counter
Specialty coffees
THE TEAM
Walter Loos

Co-Owner
Julie Kirkwood
Co-Owner

Data Room
Intended Use of Funds

	Target Raise	Maximum Raise
Strategic Growth	$47,000	
Mainvest Compensation	$3,000	
Total	$50,000	

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$575,000	$603,750	$633,938	$665,634	$698,916
Cost of Goods Sold	$346,386	$363,705	$381,890	$400,983	$421,032
Gross Profit	$228,614	$240,045	$252,048	$264,651	$277,884

EXPENSES

Rent	$68,400	$70,110	$71,862	$73,658	$75,499
Utilities	$15,600	$15,990	$16,389	$16,798	$17,217
Salaries	$72,000	$75,600	$79,380	$83,348	$87,515
Insurance	$3,000	$3,075	$3,151	$3,229	$3,309
Merchant Services	$7,200	$7,380	$7,564	$7,753	$7,946
Supplies	$12,000	$12,300	$12,607	$12,922	$13,245
Subscriptions	$7,200	$7,380	$7,564	$7,753	$7,946
Cream of AMI	$22,200	$22,755	$23,323	$23,906	$24,503
Operating Profit	$21,014	$25,455	$30,208	$35,284	$40,704

This information is provided by Island Scoops. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
2019 Balance Sheet
2019 Income Statement
Investment Round Status

$50,000

TARGET

$100,000

MAXIMUM

This investment round closes on February 10, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name	Island Scoops, LLC
Investment Structure	Revenue Sharing Note
Early Investor Bonus	Investment multiple for the first $50,000 invested
	1.8×
Investment Multiple	1.6×
Business's Revenue Share	2%-4%
Minimum Investment Amount	$100
Repayment Schedule	Quarterly
Securitization	None
Maturity Date	January 1, 2028

Financial Condition

Island Donut Company (est 2020) operates as separate dba within the Island Scoops LLC. Revenue projections comprise revenues of both Island Scoops Ice Cream Shop (located 103B Gulf Dr N Bradenton Beach, FL 34217) and Island Donut Company (located 110 Bridge Street Bradenton Beach, FL 34217).

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Island Scoops to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Island Scoops might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Island Scoops is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If Island Scoops needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Island Scoops is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Island Scoops fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Island Scoops, and the revenue of Island Scoops can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Island Scoops to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Island Scoops. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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